RADICA(R) GAMES LIMITED
                        ANNOUNCES LICENSE AGREEMENT WITH
                       FUNIMATION(R) PRODUCTIONS, LTD. FOR
                     YU YU HAKUSHO(R) AND DRAGON BALL GT(R)


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
DECEMBER 1, 2003                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) has announced a licensing agreement with FUNimation(R) Productions, Ltd. to design and manufacture Yu Yu Hakusho(R) and Dragon Ball GT(R) -branded handheld electronic games based on Radica's popular Skannerz(TM).

"FUNimation Productions is a leader in Japanese anime and their Yu Yu Hakusho and Dragon Ball GT brands are gaining tremendous popularity among kids today," states Pat Feely, chief executive officer, Radica. "We are thrilled at the opportunity to apply our innovative technology to products that fit so well with these popular licenses."

"We feel Radica's innovative products are a great match to our target market," says Gen Fukunaga, president of FUNimation Productions, Ltd. "Radica is an important partner for our Yu Yu Hakusho and Dragon Ball GT brands."

Under the terms of the agreement, Radica will manufacture Yu Yu Hakusho and Dragon Ball GT handheld electronic games for North American distribution. Radica will introduce its first items at the 101st American International Toy Fair, February 15-18, 2004. The products are expected to hit retail shelves in the fall of 2004.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT FUNIMATION PRODUCTIONS, LTD.

Focusing on providing the best in high-quality entertainment properties, FUNimation Productions, Ltd. is a full-service brand management company with in-house production, licensing, Internet, marketing, and home video sales and distribution divisions. The company manages brands such as the international phenomenon Dragon Ball Z(R); Dragon Ball GT(R), the highly anticipated sequel to Dragon Ball Z that is now showing on Cartoon Network; Yu Yu Hakusho(R), the popular series seen by millions on Cartoon Network; Dragon Ball(R), now airing on Cartoon Network's Toonami block; Blue Gender(TM), a true sci-fi anime airing on Cartoon Network's Adult Swim; movies for Lupin the 3rd(TM), one of the longest running anime classics; Fruits Basket(TM), based on the top-selling comic book in Japan; recently announced mega-hit known in Japan as Detective Conan; and fan favorites like Kiddy Grade, Tenchi Muyo! GXP and Sakura Taisen. For more information on FUNimation or any of its properties, contact Jeff Dronen at 817-788-0627, ext. 251 or jeff.dronen@funimation.com, or go to the Internet www.dragonballgt.com, www.yuyuhakusho.com.

ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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